February 24, 2017

VIA EDGAR

Ms. Kathryn M. Hinke
Attorney-Adviser
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Registration Withdrawal Request
         FS Variable Separate Account ("Registrant")
         The United States Life Insurance Company in the
          City of New York ("Depositor")
         Polaris Advisory Variable Annuity (Version C)
         Form N-4, File Nos. 333-213907 and 811-08810
         SEC Accession No. 0001193125-16-727698
         EDGAR Submission Type RW

Dear Ms. Hinke:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, FS Variable Separate Account ("the Registrant"), a separate account of The United States Life Insurance Company in the City of New York, hereby requests the withdrawal of Registrant's initial registration statement (the "Registration Statement") on Form N-4 for the Polaris Advisory Variable Annuity (Version C), SEC File Nos. 333-213907 and 811-08810, filed with the Securities and
Exchange Commission on September 30, 2016.

The Registration Statement has not been declared effective. The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective upon filing.


Sincerely,

/s/ Helena Lee

Helena Lee
Assistant General Counsel